15048556

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 0 2 2015
Washington DC
404

SEC FILE NUMBER
8- 40635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPNET SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15721 PARK ROW, STE 100
(No. and Street)

HOUSTON (City) TEXAS (State) 77084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS B. YAUGER III (832) 487-7760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA, An Accountancy Corp.

(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd Ste 150, (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

KW 3/13

SEC 1410 (06-02) unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS B. YAUGER III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapNet Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DOUGLAS B. YAUGER III
Signature

CEO/President
Title

Notary Public

DWAYNE HYDE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES SEPTEMBER 28, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Douglas B. Yauger III, CEO
CapNet Securities Corporation
Houston, Texas

We have audited the accompanying statement of financial condition of CapNet Securities Corporation as of December 31, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of CapNet Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapNet Securities Corporation as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of CapNet Securities Corporation's financial statements. The supplemental information is the responsibility of CapNet Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Douglas B. Yauger III, CEO
CapNet Securities Corporation
Houston, Texas

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 26, 2015

CAPNET SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2014

ASSETS

Current Assets	
Cash - Note 2	$ 101,166
Accounts Receivable - Note 2	74,500
Other Current Assets- Note 2	34,282
Total Current Assets	$ 209,948
Fixed Assets - Note 2	43,259
Accumulated Depreciation	(1,581)
Net Fixed Assets	$ 41,678
Other Assets	
Deposits	31,104
Prepaid Expenses	1,942
Total Assets	**$ 284,672**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 28,035
Commissions Payable	-
OtherLiabilities	1,500
Total Current Liabilities	$ 29,535
Stockholders' Equity	
Common Stock ($.01 Par, 1,000,000 shares authorized, 119,750 shares issued and outstanding)	$ 1,198
Opening Balance Equity	4,409
Shareholder Distribution	(126,000)
Retained Earnings	90,089
Net Income (Loss)	(251,392)
Additional Paid in Capital	810,058
Accumulated Deficit	(273,225)
Total Stockholders' Equity	$ 255,137
Total Liabilities and Stockholders' Equity	**$ 284,672**

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION

Statement of Income
For the year ended December 31, 2014

REVENUE		
Commissions	$	671,466
First Quarter Revenue		752,757
Other Income		10
Total Revenue	$	1,424,233
OPERATING EXPENSES		
General and Administrative	$	11,983
Payroll and Related Expenses		146,648
Commissions		272,237
Clearing Charges		24,224
Rent Expense		114,071
Insurance Expense		6,543
Training Expense		15,981
Travel Expense		770
First Quarter Expense		863,129
Computer and Internet Expense		40,667
Professional Fees		177,794
Depreciation Expense		1,581
Total Expenses	$	1,675,629
LOSS FROM OPERATIONS	$	(251,395)
OTHER INCOME		
Interest Income	$	3
TOTAL OTHER INCOME	$	3
NET LOSS	$	**(251,392)**

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2007	**119,750**	**$ 1,198**	**$ 743,672**	**$ (449,179)**	**$ 295,691**
Capital Contributions	-		58,450		58,450
Net Income 2008	-			(114,251)	(114,251)
Balance at December 31, 2008	**119,750**	**$ 1,198**	**$ 802,122**	**$ (563,431)**	**$ 239,889**
Capital Contributions	-		7,936		7,936
Net Income 2009	-			(145,497)	(145,497)
Balance at December 31, 2009	**119,750**	**$ 1,198**	**$ 810,058**	**$ (708,928)**	**$ 102,328**
Capital Contributions	-				-
Net Income 2010	-			(12,344)	(12,344)
Balance at December 31, 2010	**119,750**	**$ 1,198**	**$ 810,058**	**$ (721,272)**	**$ 89,984**
Net Income 2011	-			20,966	20,966
Balance at December 31, 2011	**119,750**	**$ 1,198**	**$ 810,058**	**$ (700,306)**	**$ 110,950**
Net Income 2012	-			205,520	205,520
Balance at December 31, 2012	**119,750**	**$ 1,198**	**$ 810,058**	**$ (494,786)**	**$ 316,470**
Net Income 2013	-			180,233	180,233
Balance at December 31, 2013	**119,750**	**$ 1,198**	**$ 810,058**	**$ (314,553)**	**$ 496,703**
Adjustment				135,825	135,825
Net Loss 2014				(251,392)	(251,392)
Distribution				(126,000)	(126,000)
Balance at December 31, 2014	**119,750**	**$ 1,198**	**$ 810,058**	**$ (556,120)**	**$ 255,137**

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(251,392)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Accounts Receivable	$	(73,950)
Accounts Payable		(36,743)
Commission Advances		(10,798)
Depriciation		1,581
Net cash used by Operating Activities	$	(371,302)
CASH FLOWS FROM INVESTING ACTIVITIES		
Prepaids	$	12,280
Purchased of fixed assets		(825)
Deposit		(14,859)
Net cash used by Investing Activities	$	(3,404)
FINANCING ACTIVITIES		
Adjustment	$	135,825
Shareholder Distribution		(126,000)
Net cash used by Financing Activities	$	9,825
Increase in cash	$	(364,881)
Cash at beginning of year	$	466,046
Cash at end of year	$	101,166

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2014

Note 1: Organization

CapNet Securities Corporation (the "Company"), a Texas corporation, was formed on October 31, 1988. The Company is a brokerage firm formed for the purpose of generating commissions through buying and selling securities for customers under a fully disclosed agreement with a clearing firm. The Company is registered as a broker-dealer under Section 15(b) of the Securities and Exchange Act of 1934. The Company's authorized issued and outstanding shares of capital stock at December 31, 2014 were Common stock, $.01 par value: 1,000,000 shares authorized and 119,750 shares issued and outstanding.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2014, the Company had the cash balance of $101,166.

Accounts Receivable

Management considers all amounts recorded as trade receivables as fully collectible. As such, no allowance is provided. All amounts are due from various entities and financial institutions. We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status, and financial condition of our customers. We don't generally require collateral for our accounts receivable. As of December 31, 2014 accounts receivable represents sublease of ILS of $ 74,500.00.

CAPNET SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2014

Note 2: **Summary of Significant Accounting Policies (cont.)**

Other Current Assets

Other current assets are classified as a non-allowable asset in the computation of the Net Capital as reported in the Company's FOCUS report.

Account Title	Amount
Employee advances	$ 34,282
Prepaid expenses	$ 1,942
Rent Deposit	$ 31,104
Total	**$ 67,328**

Equipment and Furniture

Equipment and furniture are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight line method over the useful lives of the respective assets generally five years.

Equipment and Furniture	$ 43,259
Less: Accumulated Depreciation	$ (1,581)
Total	**$ 41,678**

Depreciation Expense of $1,581

Revenue Recognition

The Company recognizes revenues from brokerage firm commissions when confirmation of each individual transaction is received from the clearing firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving confirmation from the clearing firm, the amount due to the Company.

Commission Expense

At present the Company has a total of 8 registered representatives working as independent contractors and paid on a commission basis. As of December 31, 2014, the Company recorded $272,237 as commission expense.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2014.

Note 2: Summary of Significant Accounting Policies (con't.)

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities Owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the difference are expected to be reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations) from 2011, 2012 and 2013, the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 5: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital and net capital requirements of approximately $71,631 and $5,000 respectively. The Company's net capital ratio was 41.23% which is less than 15:1.

Note 6: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Note 6: Fair Value (cont.)

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 7: Commitments and Contingencies

From time to time, the Company is involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that such matters will be resolved without material effect on the Company's financial condition or results of operations.

The anticipated lease obligation for office space through the 2017 fiscal year:

Year	Amount
2015	$ 189,666
2016	$ 194,394
2017	$ 200,203
Total	**$ 768,661**

Note 8: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.

Note 8: Recently issued accounting standards (con't)

2013-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2013-05	After December 15, 2013
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2013-09	Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan	After December 15, 2013
2013-08	Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2015. Subsequent events have been evaluated through this date.

CapNet Securities Corporation

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Stockholder's equity, December 31, 2014	$ 255,137	$ 255,137	$ -
Subtract - Non allowable assets:			-
Other asset	(183,506)	(183,506)	
Tentative net capital	71,631	71,631	-
Haircuts:	-	-	-
NET CAPITAL	71,631	71,631	-
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	66,631	66,631	
Aggregate indebtedness	29,535	29,535	-
Ratio of aggregate indebtedness to net capital	41.23%	41.23%	

There was no difference noted between the Audit and Focus report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements

CapNet Securities Corporation
December 31, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Douglas B. Yauger III, CEO
CapNet Securities Corporation
Houston, Texas

We have reviewed management's statements, included in the accompanying CapNet Securities Corporation Exemption Report in which (1) CapNet Securities Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapNet Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that CapNet Securities Corporation , met the identified exemption provision throughout the most recent fiscal year without exception. CapNet Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee, CPA
Woodland Hills, California
February 26, 2015

CAPNET
Securities Corporation
Member:
FINRA/SIPC

Assertions Regarding Exemption Provisions

We, as members of management of CapNet Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending *January 1, 2014 through December 31, 2014.*

CapNet Securities Corporation

By:

Douglas B. Yauger III CEO, CCO

1/30/2015
(Date)

15721 Park Row • Suite 100 • Houston, TX 77084
Phone: 281-493-3849 • Toll Free: 800-725-2660 • Fax: 281-293-8095

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.

Board of Directors
CapNet Securities Corporation
Houston, Texas

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by CapNet Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CapNet Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapNet Securities Corporation's management is responsible for CapNet Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, We make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures We performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, We do not express such an opinion. Had we performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 26, 2015

Member AICPA, PCAOB. Burbank Blvd., Ste 150 Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2994*********************MIXED AADC 220
040635 FINRA DEC
CAPNET SECURITIES CORPORATION
15721 PARK ROW STE 100
HOUSTON TX 77084-7208

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,812
   B. Less payment made with SIPC-6 filed (exclude interest) (1,965)
      7 - 2014
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 847
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 847
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 847
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAPNET SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of Jan, 20 15.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,424,233
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,424,233
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	214,171
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	61,390
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	13,826
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	10,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	Ø
Total deductions	299,387
2d. SIPC Net Operating Revenues	$ 1,124,846
2e. General Assessment @ .0025	$ 2,812
	(to page 1, line 2.A.)